

Ken Singer

LEAD INVESTOR Invested **$5,000** this round + **$10,000** previously

Perimeter is led by a brilliant team that has been proven to execute quickly and decisively, and they are bringing much-needed innovation to disaster management. The world is changing and needs more CrisisTech solutions. Perimeter is disrupting a 100-year old system for responding to natural and man-made disasters. As fires, earthquakes, flooding, and hurricanes affect larger populations, I believe Perimeter will become a critical part of the emergency response infrastructure.